PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

November 20, 2015

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PositiveID Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 30, 2015

File No. 1-33297

Dear Mr. James:

PositiveID Corporation (the “Company) is in receipt of your comment letter dated November 5, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please reconcile the amount of net loss shown in the fourth paragraph of the opinion of $(8,606,000) with the net loss of $(7,191,000) shown on the consolidated statements of operations on page F-5. Otherwise, please amend the filing to include a revised report from your auditors that correctly references the amounts reported in the financial statements.

RESPONSE:	The net loss shown in the fourth paragraph of the audit opinion on F-2 reflects a typographical error and should have reflected the same number as shown on the consolidated statements of operation on page F-5. In the event that this is the only element of your review requiring amendment, we respectfully request that you pass on the amendment requirement.

Note 8. Income Taxes, page F-33

2.	With respect to your liability to Stanley, please tell us how you recorded the transactions in 2012, 2013, and 2014. Include a discussion of your accounting in 2013 for the prepaid tax advance of $738,000 that was shown on your December 31, 2012 balance sheet and why you appear to have only recorded additional tax expense of $371,000 in 2013.

Mr. Martin James
Securities and Exchange Commission
November 20, 2015

RESPONSE:	In 2008 PositiveID (f/k/a VeriChip) sold its subsidiary Xmark to Stanley Black & Decker (“Stanley”). The accounting for that sale included a $400,000 general accrual to support any tax indemnification obligations related to periods when the Company owned Xmark. In 2010 the Company was made aware by Stanley that the Canadian Revenue Authority (“CRA”) was performing a review of the Xmark tax returns related to 2005-2008, which are years that the Company owned Xmark. As the years being reviewed were subject to the Company’s tax indemnification of Stanley, the Company, with the assistance of its tax experts, evaluated its tax positions and determined that the accrual of $400,000 was appropriate at both December 31, 2010 and December 31, 2011.

In 2012 the CRA completed their review and asserted that Xmark owed an additional $1.4M in taxes for the years 2006-2008.  It is important to note that Stanley was coordinating all communications with CRA as they were (and are) the owner of Xmark.  PositiveID was in communication with Stanley and the CRA through Stanley, given its ultimate responsibility for the tax obligations for those years.  The Company and Stanley determined that an appeal of the tax assessment was appropriate based on the strength of Xmark’s arguments.

At the point of appeal the CRA required that 50% of the Federal and 100% of the Provincial taxes be deposited while the appeal is being adjudicated.  PositiveID was not in the position to make such a deposit, and as such, Stanley paid CRA $1.1M so that the appeal could go forward.  This deposit was made by Stanley subject to an agreement between the Company and Stanley whereby the Company remained obligated to Stanley and ultimately the CRA for either the tax assessment and/or the deposit made by Stanley.  The Company agreed to repay Stanley for their deposit, either by recovery from CRA or by repayment from the Company.  At that time (in 2012) the Company and its tax experts again revisited the $400,000 accrual, and determined that given the strength of the Company’s positions and arguments in the appeal, relative to CRA’s position in the assessment, that $400,000 remained the appropriate accrual on its books for the ultimate tax obligation.  As the result of Stanley’s deposit with the CRA the Company owed Stanley the $1.1M, subject to final adjudication of the CRA matter and as a result, recorded the increase above the recorded liability as a deposit, in current or prepaid assets, of $738,000.

In 2013 the process with CRA reached a point where they made a “final” assessment, which after consultation with our tax accountants, we chose to accept (as to the largest portion of the assessment).  The Company and Stanley determined that three smaller components of the assessment should continue to be appealed with the CRA.  The largest portion of the assessment related to allocation of cross border expenses and based on the Company and Stanley’s agreement resulted in accepting an assessment of approximately $770,000, compared to the original $1.4M assessment, of which $1.1M had been deposited.  As a result the deposit of $738,000 was removed from the books, reflecting a reduction of the liability to Stanley (as Stanley received a refund from CRA) of approximately $367,000 and an expense recorded by the Company to reflect the final resolution, of $371,000.

Pursuant to the agreement with Stanley to repay the CRA deposit, the liability is interest bearing and denominated in Canadian dollars.  As such, the Company records interest and foreign exchange effects in its statement of operations.

Mr. Martin James
Securities and Exchange Commission
November 20, 2015

Please see the table below for a reconciliation of the tax contingency liability and the deposit (prepaid asset):

(all amounts in $000s)

Date	Description	Liability (CR)	Prepaid Asset DR	Tax Expense DR
1/1/12	Beg Balance	$(400)	$0	$0
2012	Stanley Prepayment to CRA	(738)	738	0
2012	Cash Payments	131	0	0
2012	Interest	(44)	0	0
2012	Foreign Exchange (Loss) Gain	(29)	0	0
12/31/12	Year End Balance	$(1,080)	$738	$0
2013	Cash Payments	255	0	0
2013	Settlement with CRA	367	(738)	371
2013	Interest	(45)	0	0
2013	Foreign Exchange (Loss) Gain	3	0	0
12/31/13	Year End Balance	$(500)	$0	$371
2014	Cash Payments, net	20	0	N/A
12/31/14	Year End Balance	$(480)	$0	N/A

3.	Further, explain why you state that your liability to Stanley is between $350,000 and $500,000 as of December 31, 2015 since we note from the disclosure that the CRA assessed a total of approximately $1.6 million and you had only paid Stanley $405,777 as of December 31, 2014.

RESPONSE:	Please see Response #2 above as it relates to the total liability and cash paid to Stanley. The reason for the range of outcomes results from three smaller elements of the case still being considered by CRA. Those elements include interest, penalties and withholding taxes on deemed dividends. The Company has continued to remain accrued at the higher end of the range of potential outcomes and believes that the accrual as of December 31, 2014 is appropriate.

Note 11. Agreements with The Boeing Company, page F-35

4.	Please tell us the current status of the agreement and the nature and timing of efforts necessary to recognize the deferred revenue. Include the anticipated completion dates and the risks and uncertainties associated with completing the agreement and the consequences to your operations, liquidity and financial position if this is not completed.

RESPONSE:	As reported in Note 9 of our Form 10-Q for the period ended September 30, 2015, filed on November 12, 2015, the final deliverable of the Boeing License was completed in August 2015 with the expiration of the Teaming Agreement, as extended, and as a result the Boeing License revenue has been recognized.

5.	Further, please explain to us the nature of the delivery requirements in the Teaming Agreement.

Mr. Martin James
Securities and Exchange Commission
November 20, 2015

RESPONSE:	The Teaming Agreement, as extended, had ongoing delivery requirements that existed to support the teammates’ (the Company and Boeing) efforts to bid on a particular U.S. Government contract. The completion of the Teaming Agreement was a delivery requirement under the License Agreement. As such, so long as the Teaming Agreement was active, we deferred the License revenue. As of August 2015 the Teaming Agreement, as extended, expired. At that time the Company had no further delivery requirements under the License Agreement with Boeing and therefore recognized the License revenue.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PositiveID Corporation

By:	/s/ William Caragol
Name: William Caragol
Title: Chief Executive Officer and Acting Chief Financial Officer

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